
13000230

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
JAN 28 2013
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/27/12

January 28, 2013

A.J. Kess
Simpson Thacher & Bartlett LLP
akess@stblaw.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/28/13

Re: L-3 Communications Holdings, Inc.
Incoming letter dated December 27, 2012

Dear Mr. Kess:

This is in response to your letters dated December 27, 2012 and January 2, 2013 concerning the shareholder proposal submitted to L-3 by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: L-3 Communications Holdings, Inc.
Incoming letter dated December 27, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in L-3's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that L-3 may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by L-3 seeking approval to amend L-3's certificate of incorporation. You also represent that the proposal would directly conflict with L-3's proposal. You indicate that inclusion of the proposal and L-3's proposal in L-3's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if L-3 omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which L-3 relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Kess, Avrohom J <akess@stblaw.com>
Sent: Wednesday, January 02, 2013 2:36 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 'allen.danzig@l-3com.com'
Subject: L-3 Communications Holdings, Inc. - No Action Request
Attachments: [Untitled].pdf.pdf

Dear Ladies and Gentlemen,

Further to the no-action request submitted on behalf of L-3 Communications Holdings, Inc. ("L-3") on December 27, 2012 (attached), I write to confirm that today, January 2, 2013, the Board of Directors of L-3 (the "Board") approved, as discussed in the no-action request, the Charter Amendments and the Bylaw Amendments (each, as defined in the no-action request letter) and the submission of the Charter Amendments to a vote of L-3's stockholders at L-3's 2013 annual meeting of stockholders. The Board will recommend that the L-3 stockholders approve the Charter Amendments at L-3's 2013 annual meeting of stockholders. L-3 will promptly file a Current Report on Form 8-K to notify investors of the Bylaw Amendments.

Please do not hesitate to contact me if you have any questions.

Sincerely,

Avrohom Kess
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2711
Fax: (212) 455-2502
akess@stblaw.com

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile: (212) 455-2502

Direct Dial Number

(212) 455-2711

E-Mail Address

akess@stblaw.com

BY E-MAIL

December 27, 2012

Re: L-3 Communications Holdings, Inc. 2013 Meeting of Stockholders
Proposal of John Chevedden

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of L-3 Communications Holdings, Inc., a Delaware corporation ("L-3", or "the Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by L-3 in connection with its 2013 annual meeting of stockholders (the "Proxy Materials"). A copy of the Proposal and related correspondence with the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against L-3 if L-3 omits the Proposal in its entirety from the Proxy Materials.

L-3 intends to file the definitive proxy statement for its 2013 annual meeting of stockholders (the "Annual Meeting") more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), and as requested by the Proponent, a copy of this letter is also being sent simultaneously by email to the Proponent as notice of L-3's intent to omit the Proposal from L-3's Proxy Materials. Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send to the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to L-3. Similarly, we will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits only to L-3 or us.

The Proposal

The Proposal states:

Proposal 4* — Simple Majority Vote Rights

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated. And then be replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal that is attached hereto as Exhibit A.

Background

L-3's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") set forth "supermajority" voting standards with respect to certain actions that may be taken by the board of directors and stockholders of L-3. Presently, the Charter includes a supermajority voting provision in Article Fifth requiring the affirmative vote of two-thirds of the directors then in office to alter, amend or repeal certain sections of the Bylaws. In addition, Article Sixth of the Charter, which pertains to the number and tenure of directors, currently requires the approval of two-thirds of all stockholders entitled to vote on the matter to amend Article Sixth. Finally, Article Tenth of the Charter currently permits stockholders to take action by written consent or amend the provision that relates to action by written consent only upon the unanimous consent of all stockholders.

L-3's Bylaws also include a supermajority voting provision in Article VII. Article VII provides that certain sections of the Bylaws may only be amended by the affirmative vote of two-thirds of the directors or two-thirds of the votes entitled to be cast by the stockholders on the matter. Specifically, Section 7.1 of the Bylaws currently requires the affirmative vote of two-thirds of the directors or two-thirds of the votes entitled to be cast by stockholders on the matter in order for directors or stockholders, respectively, to amend the following provisions in the Bylaws: (i) the quorum and adjournment provisions for board and stockholder meetings; (ii) the voting standard for stockholder meetings; (iii) board vacancies; (iv) the payment of dividends; (v) indemnification and insurance provisions for L-3's directors and officers; (vi) amendments to the Company's Bylaws; and (vii) the number and tenure of directors (collectively, the "Supermajority Provisions").

The Board of Directors of L-3 (the "Board") is committed to maintaining high standards in its corporate governance. Accordingly, the Board and the Nominating/Corporate Governance Committee of the Board (the "Committee") periodically evaluate L-3's Charter, Bylaws, Corporate Governance Guidelines and other corporate governance documents to determine if any changes are advisable. The Board and the Committee have recently reviewed the Charter and Bylaws and it is expected that the Committee will recommend to the Board a number of changes to the Charter and Bylaws, including, but not limited to, those discussed in this letter, and, that the Board will agree to approve amendments to the Charter (the "Charter Amendments") and the Bylaws (the "Bylaw Amendments") as further discussed below.

Specifically, if the Charter Amendments are approved by L-3's stockholders, the Charter will be amended in a number of respects, including the following:

- Article Fifth will be amended to require only the affirmative vote of a majority of the Board to alter, amend, rescind or repeal in whole or in part, the Bylaws of the Company or adopt new Bylaws (replacing the previous provision, which required the affirmative vote of two-thirds of the directors then in office to alter, amend or repeal certain sections of the Bylaws);

- Article Sixth of the Charter will be amended to eliminate the provision that required the affirmative vote of two-thirds of all stockholders entitled to vote on the matter to amend Article Sixth. If approved by stockholders, Article Sixth may be amended by a majority of the outstanding shares of capital stock of the Company entitled to vote on such matter; and

- Article Tenth will be amended to permit stockholders to act by written consent upon the approval of a majority of the outstanding shares of capital stock of the Company entitled to vote on the matter. In addition, if approved by stockholders, Article Tenth may be amended by a majority of the outstanding shares of capital stock of the Company entitled to vote on such matter.

In addition, as discussed above, it is expected that the Board, upon receipt of the Committee's recommendation, will determine that it is in the best interests of L-3 and its stockholders to approve the Bylaw Amendments. The Board is expected to agree to make the following changes which include, among other changes:

- Section 7.1 of the Bylaws will be amended to require only the affirmative vote of a majority of the Board or a majority in voting power of the outstanding capital stock of the Company to adopt new Bylaws or to alter, amend, rescind or repeal in whole or in part, the Bylaws of the Company, including with respect to the Supermajority Provisions (replacing the previous provision which required the affirmative vote of two-thirds of the directors or two-thirds of the votes entitled to be cast by stockholders on the matter in order for directors or stockholders, respectively, to amend the Supermajority Provisions (as discussed above)).

If the Charter Amendments are approved by L-3's stockholders, L-3's Charter will no longer contain any supermajority voting provisions. In addition, if the Charter Amendments are approved by L-3's stockholders and if the Bylaw Amendments, as expected, are approved by the Board, the Bylaws also will no longer contain any supermajority voting provisions. Each section of the Charter and Bylaws that contains any supermajority voting provisions, marked to show the changes contemplated by the Charter Amendments and the Bylaw Amendments (collectively, the "Amendments"), assuming the Charter Amendments are approved by L-3's stockholders, are attached as Exhibit B. We will promptly notify the Staff once the Board has approved the Amendments.

The Proposal May be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976).

As a standard, 'substantial implementation' under Rule 14a-8(i)(10) does not require implementation in full or exactly as presented by the proponent. See SEC Release No. 34-40018 (May 21, 1998, n. 30 and accompanying text); see also SEC Release No. 34-20091 (August 16, 1983). The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal", and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *Talbots Inc.* (April 5, 2002). In each of these cases, the SEC concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Furthermore, expected board actions that will adequately address the underlying concerns of the stockholder proposal but require pending board and stockholder approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no action relief by notifying the Staff after such action has been taken. *See, e.g., Becton, Dickinson and Company* (November 27, 2012, "*Becton, Dickinson*") (determining that, in light of anticipated board approval and presentation of a proposal to the stockholders, supplemented by notification of board approval within two months of the date of the no-action relief request, a proposal had been substantially implemented); *Applied Materials, Inc.* (December 19, 2008, "*Applied Materials*") (determining that, in light of anticipated board and stockholder approval, the Board's expectation to approve certain amendments to the organizational documents addressing the stockholder proposal was sufficient to exclude such proposal under Rule 14a-8(i)(10)); *Sun Microsystems, Inc.* (August 28, 2008, "*Sun Microsystems*"); and *Johnson & Johnson* (February 19, 2008).

Under the standards discussed above, L-3 has substantially implemented the Proposal because the Amendments fulfill the essential objective of the proposal, which is to eliminate supermajority voting provisions in the Charter and Bylaws. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, intends to take all of the steps necessary to eliminate all supermajority voting requirements in the Charter, subject only to the approval of L-3's stockholders that is required by law. As noted previously, the Board is expected to approve the submission of the Charter Amendments to a stockholder vote at the Annual Meeting. In addition, the Board is expected to approve amendments to its Bylaws to eliminate the Supermajority Provisions which will become effective before the Annual Meeting, subject, in the case of the provision relating to L-3's classified board, to approval by L-3's stockholders of the changes to Article Sixth of the Charter as discussed on page 3 of this letter. By submitting the Charter Amendments to L-3's stockholders at the Annual Meeting, and, as discussed above, by agreeing to approve the Bylaw Amendments in advance of the Annual Meeting, L-3 is addressing the essential objective of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken.

The Staff has, on numerous occasions, including with respect to stockholder proposals that are very similar to the Proposal, concurred that a stockholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to L-3's actions. *See, e.g., Becton, Dickinson*; *McKesson Corporation* (April 8, 2011, "*McKesson*"); *Express Scripts*; *MDU Resources Group, Inc.* (January 16, 2010, "*MDU Resources*"); and *Time Warner Inc.* (February 29, 2008). In this regard, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting elimination of supermajority voting requirements after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective charters and/or bylaws, and represented that such amendments would be submitted to a vote of stockholders (as applicable) at the next annual meeting. *See, e.g., McKesson*; *Applied Materials*; *Sun Microsystems*; and *H.J. Heinz Company* (May 20, 2008). In each of these cases, the Staff granted no-action relief to a company that intended to omit a stockholder proposal that was similar to the Proposal, based on actions by the company's board of directors (and, as applicable, anticipated actions by the company's stockholders) to remove supermajority voting provisions.

With regard to those Amendments that contemplate replacing the supermajority voting standards with a voting standard based on the majority of outstanding shares, the Staff has provided no-action relief under Rule 14a-8(i)(10) where similar proposals have called for the elimination of provisions requiring "a greater than simple majority vote" in favor of a majority of votes cast standard, and where the company has taken action to amend the governing documents to set stockholder voting thresholds based upon a majority of the company's outstanding shares. See, e.g., *Becton, Dickinson; McKesson; Celgene Corp.* (April 5, 2010); *Sempra Energy* (March 5, 2010); *Express Scripts*; *MDU Resources*; *Applied Materials*; and *Sun Microsystems*.

In *McKesson*, the Staff concurred with the company that it could omit from its proxy statement a stockholder proposal relating to supermajority voting requirements based on actions of the board of directors that substantially implemented the stockholder proposal. McKesson Corporation's certificate of incorporation and bylaws required supermajority votes for certain amendments and for approval of certain transactions with interested stockholders. A stockholder submitted a proposal that was similar to the Proposal requesting that the board of directors take steps necessary to change each charter and bylaw voting requirement calling for a greater than simple majority vote to a majority of the votes cast for and against related proposals in compliance with applicable laws. After the proposal was submitted, the board of directors of McKesson determined that the supermajority voting thresholds of the applicable provisions should be changed to a majority of outstanding shares. McKesson represented to the Staff that it would provide its stockholders with an opportunity to approve the amendments to the certificate of incorporation eliminating all supermajority voting requirements at the upcoming annual meeting. The Staff concurred with McKesson's conclusion that the stockholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action and the anticipated stockholder vote to eliminate all of the supermajority voting provisions in the company's certificate of incorporation (even though the voting standards contained in the stockholder proposal and McKesson's proposal were different).

As noted above, the Board is expected to approve the Charter Amendments and to direct that the Charter Amendments be submitted to a stockholder vote at the Annual Meeting. The Board is also expected to approve the Bylaw Amendments in advance of the Annual Meeting. Accordingly, if L-3's stockholders approve the Charter Amendments at the Annual Meeting, neither L-3's Charter nor L-3's Bylaws would contain any supermajority voting requirements. Moreover, once the Board has approved the Bylaw Amendments, the supermajority requirements in the Bylaws will have been eliminated, subject, in the case of the provision relating to L-3's classified board, to stockholder approval of the changes to Article Sixth of the Charter as discussed on page 3 of this letter. Consequently, L-3 believes that these actions achieve the 'essential objective' of, and therefore substantially implement, the Proposal, so that L-3 may properly omit the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the Proxy Materials on the basis of Rule 14a-8(i)(10).

<u>The Proposal May be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with L-3's Own Proposals to be Submitted to the Stockholders</u>

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting". The Commission has stated that the subject proposals need not be "identical in scope or focus" in order for this basis for exclusion to be available. SEC Release No. 34-40018 (May 21, 1998, n. 27). Consistent with the Commission's position, the Staff has consistently concurred that where a stockholder proposal and a company sponsored proposal present alternative and conflicting decisions for stockholders and submitting both proposals could provide inconsistent and ambiguous results, the stockholder proposal may be omitted from the proxy statement under Rule 14a-8(i)(9). *See, e.g., Sigma-Aldrich Corporation* (January 31, 2011, "*Sigma-Aldrich*"); *Alcoa, Inc.* (January 12, 2011); *Allergan, Inc.* (February 22, 2010, "*Allergan*"); *The Walt Disney Company* (November 16, 2009, "*Disney*"); *Best Buy Co. Inc.* (April 17, 2009); and *H.J. Heinz Co.* (April 23, 2007).

In *Disney*, for example, the Staff concurred with the company that under Rule 14a-8(i)(9) a stockholder proposal, which was similar to the Proposal and also concerned supermajority voting requirements, could be omitted from the company's proxy statement. The stockholder proposal in *Disney* requested that the company's board take steps necessary to change each charter and bylaw voting requirement calling for greater than a simple majority vote to a majority of the votes cast for and against in compliance with applicable laws. In response, the company expressed its intention to submit proposals for a vote of stockholders which sought to amend the company's supermajority voting provisions, replacing such provisions with alternative voting standards. Disney successfully argued that if both the stockholder proposal and the Disney proposals were included in the proxy statement, then the results of the votes on the stockholder proposal and the company's proposals could yield inconsistent, ambiguous or inconclusive results.

More recently, the Staff addressed the same issue in *Sigma-Aldrich*. Here, the Staff concurred that there was a basis under Rule 14a-8(i)(9) for the company to omit a simple majority vote stockholder proposal, again similar to the Proposal, when the company planned to sponsor proposals that would seek approval of amendments to Sigma-Aldrich's certificate of incorporation to eliminate the supermajority voting provisions. The Staff noted the company's representations that its proposals would conflict directly with the stockholder proposal and that submitting all of the proposals to a vote could yield inconsistent, ambiguous or inconclusive results. The Staff reached similar conclusions in a number of similar no-action letters issued during the 2011 proxy season. See *Fluor Corporation* (January 25, 2011); *Hospira, Inc.* (January 25, 2011); and *Medco Health Solutions, Inc.* (January 18, 2011).

If the Proposal is included in the Proxy Materials, the Proposal will conflict directly with L-3's proposals seeking to adopt the Charter Amendments, which will eliminate all of the supermajority provisions if approved by L-3's stockholders. The Proposal requests that L-3's board of directors take the steps necessary so that each stockholder voting requirement in L-3's Charter and Bylaws that calls for "a greater than simple majority vote" be replaced by a requirement of "a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws". As discussed above, L-3 has proposed a different voting standard. L-3's voting standard nonetheless seeks to accomplish the essential objective of the Proposal, calling for, as applicable, a change from supermajority voting standards to a voting standard based on a majority of outstanding shares. In contrast, the Proposal calls for a voting standard based on the number of votes cast for and against. As a result, in the event of an affirmative vote on both the Proposal and L-3's proposals, the clear preference of the stockholders would not be readily apparent from the voting results and L-3 would be unable to determine the voting standard that its stockholders intended to support.

The situation is further complicated by the fact that the Proposal encompasses more than one change to the Charter, while L-3's proposed Charter Amendments will address each change to the voting standards in its Charter as separate proposals in its Proxy Materials. It would thus be unclear whether a vote for the Proposal expresses support for multiple changes or just one of the changes. *See, e.g., Sigma-Aldrich*; *Allergan*; and *Dominion Resources, Inc.* (January 19, 2010). In each of these cases, the Staff concurred that a stockholder proposal similar to the Proposal was excludable under Rule 14a-8(i)(9) for the reasons similar to the reasons described above.

In addition, including the Proposal (together with the supporting statement thereto, as set out in full at Exhibit A) in the same Proxy Materials as the Charter Amendments may confuse stockholders. The Proposal implies that the Board has not taken positive action to eliminate supermajority voting provisions in L-3's Charter. Clearly this is not the case. As the Charter Amendments demonstrate, the Board has taken, and will be taking, action to remove the supermajority provisions in the Charter. Omitting the Proposal from the Proxy Materials will eliminate any such potential for confusion.

For the reasons set forth above, we believe that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) as it directly conflicts with L-3's own proposals. Submitting the Proposal along with L-3's proposals to L-3's stockholders would present the stockholders with alternative and conflicting decisions. Moreover, a vote on the Proposal and L-3's proposals would create the potential for inconsistent and ambiguous results, given the differing voting thresholds contemplated by the Proposal and the Charter Amendments. Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the Proxy Materials on the basis of Rule 14a-8(i)(9).

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if L-3 excludes the Proposal from the Proxy Materials. If the Staff disagrees with L-3's conclusion that it is entitled to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



A.J. Kess

Enclosures

cc: Mr. John Chevedden
Mr. Allen Danzig

Exhibit A

Copy of the Proposal
and
Related Correspondence with Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael T. Strianese
Chairman of the Board
L-3 Communications Holdings, Inc. (LLL)
600 Third Avenue 34th Fl
New York NY 10016
Phone: 212 697-1111
Fax: 212 805-5477

REVISED NOV. 11, 2012

Dear Mr. Strianese,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 21, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Steven M. Post
Corporate Secretary

[LLL: Rule 14a-8 Proposal, October 21, 2012, Revised November 11, 2012]

Proposal 4* – Simple Majority Vote Rights

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated. And then be replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws..

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk," "High Concern" in takeover defenses and "High Concern" in Executive Pay – $16 million for our CEO Michael Strianese.

Long-term incentive pay for our highest paid executives continued to include time-based equity in the form of restricted stock units. Our executive pay committee was free to give special cash bonuses beyond the annual plan. Additionally, performance units continued to pay out for underperforming half our industry peers. Underperforming industry peers should not result in extra pay. GMI said our CEO stock ownership guideline of only 6-times base salary was too low.

Directors Alan Washkowitz and Robert Millard were executives of a Lehman Brothers entity, which was party to a Stockholder's agreement with L-3. Director Thomas Corcoran was a former executive of Lockheed Martin, which was party to a Stockholder's agreement with L-3. Such relationships erode director independence. Plus the independence of these directors was further eroded by their long-tenure of 15-years each. And this was further compounded by these directors controlling 4-seats on our most important board committees. And Mr. Millard was also our so-called Lead Director. Four of our directors were age 70 to 80 years and these directors controlled all the seats on our nomination committee and half the seats on our executive pay committee. This suggested a succession planning problem. And these directors could hold office for 3-years without standing for election.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Rights – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045



Post-it® Fax Note 7671	Date 10-23-12 # of pages ▶
To Steven M. Post	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-805-5477	Fax #

October 23, 2012

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100 shares of Ryder System, Inc. (CUSIP: 783549108, trading symbol: R), 60 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY), 25 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF) and 60 shares of Level 3 Communications Holdings, Inc. (CUSIP: 52729N104, trading symbol: LLL) since October 15, 2011.

I can also confirm that Mr. Chevedden purchased 200 shares of Duke Energy Corp. (CUSIP: 26441C105, trading symbol: DUK) on November 19, 2010 and that he has continued to hold this position following the July 3, 2012 reverse split, to this day (current CUSIP: 26441C204, shares currently held: 66). The shares described above are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W243827-22OCT12

Danzig, Allen @ CORP - HQ

From: Danzig, Allen @ CORP - HQ
Sent: Tuesdav. November 27. 2012 3:35 PM
To: *** FÍSMA & OMB Memorandum M-07-16 ***
Subject: L-3 Communications -- Proposal to Eliminate Supermajority Voting Rights

Importance: High

John,

Thank you for taking my call and spending a few minutes to discuss this important matter.

As I mentioned yesterday, our Board is seriously considering a management proposal to eliminate its classified board structure. Given the challenging defense environment, I believe that any additional changes made at this time, such as eliminating supermajority voting, could make it more difficult for the Board to determine whether to submit its own proposal to declassify and could be contrary to your stated purpose of unlocking unrealized potential shareholder value.

If the Board is willing to commit to a de-stagger proposal, would you consider withdrawing your proposal to eliminate supermajority voting?

All the best,

Al

Allen E. Danzig
Vice President
Assistant General Counsel and Assistant Secretary
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016
Direct Line 212.805.5456
allen.danzig@L-3com.com

Danzig, Allen @ CORP - HQ

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 27, 2012 3:51 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, Thank you for your message. I am looking into it.
John Chevedden

Danzig, Allen @ CORP - HQ

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 27, 2012 11:27 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, Can you advise when the Board will decide on a management proposal to eliminate its classified board.
John Chevedden

Danzig, Allen @ CORP - HQ

From: Danzig, Allen @ CORP - HQ
Sent: Wednesday, November 28, 2012 7:48 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Rule 14a-8 Proposal (LLL)

Good morning John. I can commit to you right now that we will put our own proposal to de-stagger on the agenda for the 2013 annual meeting if you agree to with draw your proposal.

All the best,

Al

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 27, 2012 11:26 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, Can you advise when the Board will decide on a management proposal to eliminate its classified board.
John Chevedden

Danzig, Allen @ CORP - HQ

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, November 29, 2012 12:26 AM
To:	Danzig, Allen @ CORP - HQ
Subject:	Rule 14a-8 Proposal (LLL)
Follow Up Flag:	Follow up
Flag Status:	Flagged
Categories:	Orange Category, Red Category

Mr. Danzig, Looking into this further it unfortunately seems likely that the de-stagger proposal would not pass.
John Chevedden

Danzig, Allen @ CORP - HQ

From: Danzig, Allen @ CORP - HQ
Sent: Thursdav. November 29, 2012 10:11 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (LLL)
Attachments: 166.20.92.145_EXCHANGE_11292012-094407.pdf; LLL321-mgmt destag.xlsx

Importance: High

John,

Even though the de-stagger proposal requires a 2/3 vote, the statistics show that most of these proposals, particularly when sponsored by management, pass with over 80%. Please see the two attachments compiled by independent sources.

Moreover, if a management sponsored de-stagger proposal, which is a more important issue to our shareholders and the proxy advisory services like ISS, cannot pass because of the supermajority voting standard, then you would certainly have to agree that your proposal to eliminate supermajority voting, which also requires a 2/3 vote and would be opposed by management if put on the agenda for the upcoming annual meeting, has no realistic chance of passing.

In the very unlikely event the de-stagger proposal does not pass, you can always submit your proposal again next year. As our Nominating/Corporate Governance Committee is meeting early next week to discuss this matter, I would appreciate the opportunity to discuss this with you again over the phone and try to come to an agreement.

All the best,

Al

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 29, 2012 12:26 AM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, Looking into this further it unfortunately seems likely that the de-stagger proposal would not pass.
John Chevedden

SIMPSON
THACHER

Appendix A: Trend re: Board Declassification


Average Level of Support
Number of Proposals Voted On at Russell 3000 Companies
Average Level of Support
80
70
60
50
40
30
20
10
0
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
66.1%
65.7%
71.6%
63.9%
61.6%
73.7%
81.1%
59
39
75
71
47
40
51
2006
2007
2008
2009
2010
2011
2012
79% success rate based on 56 with available voting results
62% success rate based on 37 with available voting results
72% success rate based on 74 with available voting results
63% success rate based on 68 with available voting results
64% success rate
87% success rate based on 39 with available voting results
90% success rate based on 50 with available voting results

Source: Innisfree M&A Incorporated (as of August 31, 2012).

Company Name	Ticker	Proposal	Meeting Date	ISS Rec	Management Rec	Base	For/F+A%	For/F+A+AB%	For/Outstanding%	Result
Accenture plc	CSA	Declassify the Board of Directors	9-Feb-12	For	For	F+A	99.7	99.3	83.3	Pass
Navistar International Corporation	NAV	Declassify the Board of Directors	21-Feb-12	For	For	Outstanding	99.8	99.7	84.6	Pass
Helmerich & Payne, Inc.	HP	Declassify the Board of Directors	7-Mar-12	For	For	Outstanding	99.8	99.7	82.3	Pass
Lakeland Financial Corporation	LKFN	Declassify the Board of Directors	10-Apr-12	For	For	F+A	99.1	98.6	71.8	Pass
Rowan Companies plc	RDC	Declassify the Board of Directors	16-Apr-12	For	For	Outstanding	98.2	98.1	71.4	Pass
Eli Lilly and Company	LLY	Declassify the Board of Directors	16-Apr-12	For	For	Outstanding	83.7	83.3	62.8	Fail
Stanley Black & Decker, Inc.	SWK	Declassify the Board of Directors	17-Apr-12	For	For	F+A	98.9	98.3	79.6	Pass
C. R. Bard, Inc.	BCR	Declassify the Board of Directors	18-Apr-12	For	For	Outstanding	99.7	99.5	82.9	Pass
PPG Industries, Inc.	PPG	Declassify the Board of Directors	19-Apr-12	For	For	Outstanding	99.6	99.4	67.1	Fail
Intuitive Surgical, Inc.	ISRG	Declassify the Board of Directors	19-Apr-12	For	For	F+A+AB	99.8	99.7	91	Pass
Teradata Corporation	TDC	Declassify the Board of Directors	20-Apr-12	For	For	F+A+AB	99.7	99.6	75.9	Pass
The Progressive Corporation	PGR	Declassify the Board of Directors	20-Apr-12	For	For	Outstanding	99.8	99.8	85.3	Pass
Hudson City Bancorp, Inc.	HCBK	Declassify the Board of Directors	25-Apr-12	For	For	Outstanding	97.9	97.1	70.6	Pass
NRG Energy, Inc.	NRG	Declassify the Board of Directors	25-Apr-12	For	For	Outstanding	98.4	98.4	81.2	Pass
Cigna Corporation	CI	Declassify the Board of Directors	25-Apr-12	For	None	Outstanding	98.7	95.1	72	Fail
eBay Inc.	EBAY	Declassify the Board of Directors	26-Apr-12	For	For	Outstanding	99.9	99.9	82.2	Pass
Janus Capital Group Inc.	JNS	Declassify the Board of Directors	26-Apr-12	For	For	Outstanding	99.5	99.5	90	Pass
Boston Private Financial Holdings, Inc.	BPFH	Declassify the Board of Directors	26-Apr-12	For	None	Outstanding	99.5	97.7	77.8	Pass
Webster Financial Corporation	WBS	Declassify the Board of Directors	26-Apr-12	For	For	Outstanding	99.7	99.5	86.4	Pass
Cabot Oil & Gas Corporation	COG	Declassify the Board of Directors	1-May-12	For	For	Outstanding	99.9	99.8	85.8	Pass
FMC Technologies, Inc.	FTI	Declassify the Board of Directors	2-May-12	For	For	Outstanding	99.9	99.8	85.1	Pass
TECO Energy, Inc.	TE	Declassify the Board of Directors	2-May-12	For	For	F+A	98.6	97.8	66.1	Pass
St. Jude Medical, Inc.	STJ	Declassify the Board of Directors	3-May-12	For	For	Outstanding	98.9	98.8	77.8	Fail
Alcoa Inc.	AA	Declassify the Board of Directors	4-May-12	For	For	Outstanding	97.4	96.9	47.8	Fail
Newell Rubbermaid Inc.	NWL	Declassify the Board of Directors	8-May-12	For	For	Outstanding	99.7	99.7	79.1	Pass
Hospira, Inc.	HSP	Declassify the Board of Directors	9-May-12	For	For	Outstanding	99.6	99.4	82.1	Pass
City National Corporation	CYN	Declassify the Board of Directors	9-May-12	For	For	Outstanding	99.5	99.1	87.6	Pass
Aqua America, Inc.	WTR	Declassify the Board of Directors	10-May-12	For	For	F+A	98.7	97.6	58.6	Pass
Owens-Illinois, Inc.	OI	Declassify the Board of Directors	10-May-12	For	For	Outstanding	99.4	99.3	83.8	Pass
Bill Barrett Corporation	BBG	Declassify the Board of Directors	10-May-12	For	For	Outstanding	99.5	99.5	88.2	Pass
E*TRADE Financial Corporation	ETFC	Declassify the Board of Directors	10-May-12	For	For	Outstanding	99.5	96.4	70	Pass
Wyndham Worldwide Corporation	WYN	Declassify the Board of Directors	10-May-12	For	For	Outstanding	100	100	85.4	Pass
C.H. Robinson Worldwide, Inc.	CHRW	Declassify the Board of Directors	10-May-12	For	For	Outstanding	99.8	99.4	71.8	Pass
Cameron International Corporation	CAM	Declassify the Board of Directors	11-May-12	For	For	Outstanding	99.1	98.6	86.8	Pass
Peet's Coffee & Tea, Inc.	PEET	Declassify the Board of Directors	11-May-12	For	For	Outstanding	98.9	98.9	83.8	Pass
Dean Foods Company	DF	Declassify the Board of Directors	16-May-12	For	For	F+A+AB	99.3	99.1	80.5	Pass
Coventry Health Care, Inc.	CVH	Declassify the Board of Directors	17-May-12	For	For	Outstanding	99.2	99	86.1	Pass
KBR, Inc.	KBR	Declassify the Board of Directors	17-May-12	For	For	F+A+AB	100	100	81	Pass
Pioneer Natural Resources Company	PXD	Declassify the Board of Directors	17-May-12	For	For	Outstanding	99.6	99.5	81.9	Pass
Dr Pepper Snapple Group, Inc.	DPS	Declassify the Board of Directors	17-May-12	For	For	Outstanding	99.9	99.7	80.9	Pass
IDACORP, Inc.	IDA	Declassify the Board of Directors	17-May-12	For	For	F+A	98.1	97.5	71.8	Pass
Redwood Trust, Inc.	RWT	Declassify the Board of Directors	17-May-12	For	For	F+A+AB	98.9	98.6	78.1	Pass
Franklin Street Properties Corp.	FSP	Declassify the Board of Directors	17-May-12	For	For	F+A+AB	98	97.4	70.6	Pass
Flowserve Corporation	FLS	Declassify the Board of Directors	17-May-12	For	For	Outstanding	99.8	99.8	83.7	Pass
The Charles Schwab Corporation	SCHW	Declassify the Board of Directors	17-May-12	For	For	Outstanding	81.5	81.4	68.7	Fail
Rayonier Inc.	RYN	Declassify the Board of Directors	17-May-12	For	For	F+A	98.8	98.6	71.6	Pass
Gentex Corporation	GNTX	Declassify the Board of Directors	17-May-12	For	None	Outstanding	97.5	96.2	70.4	Pass
Juniper Networks, Inc.	JNPR	Declassify the Board of Directors	22-May-12	For	For	Outstanding	99.7	99.6	81	Pass
Navigant Consulting, Inc.	NCI	Declassify the Board of Directors	22-May-12	For	For	Outstanding	99.9	99.9	87.7	Pass
The Western Union Company	WU	Declassify the Board of Directors	23-May-12	For	For	F+A+AB	99.9	99.8	82.5	Pass
CenturyLink, Inc.	CTL	Declassify the Board of Directors	23-May-12	For	For	F+A+AB	98.9	98.6	67.3	Pass
Fiserv, Inc.	FISV	Declassify the Board of Directors	23-May-12	For	For	F+A	99.5	98.9	78.7	Pass
Amphenol Corporation	APH	Declassify the Board of Directors	23-May-12	For	For	Outstanding	100	99.9	90.3	Pass
McDonald's Corporation	MCD	Declassify the Board of Directors	24-May-12	For	For	F+A+AB	99.1	98.8	66.5	Pass
BlackRock, Inc.	BLK	Declassify the Board of Directors	24-May-12	For	For	F+A+AB	99.9	99.8	83.2	Pass
Red Robin Gourmet Burgers, Inc.	RRGB	Declassify the Board of Directors	24-May-12	For	For	Outstanding	94.4	94.4	78.5	Pass
SPS Commerce, Inc.	SPSC	Declassify the Board of Directors	24-May-12	For	For	F+A+AB	99.5	99.4	89.1	Pass
Fidelity National Information Services, Inc.	FIS	Declassify the Board of Directors	30-May-12	For	For	Outstanding	99.3	98.7	79.5	Pass
Nabors Industries Ltd.	NBR	Declassify the Board of Directors	5-Jun-12	For	For	Outstanding	94.9	94.7	75.2	Pass
THL Credit, Inc.	TCRD	Declassify the Board of Directors	7-Jun-12	For	For	Outstanding	99.7	99.6	74.3	Pass
CME Group Inc.	CME	Declassify the Board of Directors	13-Jun-12	For	For	Outstanding	99.3	98.9	69.7	Pass
Alere Inc.	ALR	Declassify the Board of Directors	11-Jul-12	For	For	Outstanding	99.6	99.5	81.3	Pass
magicJack VocalTec Ltd.	CALL	Declassify the Board of Directors	16-Aug-12	For	For	F+A	100	99.7	54.9	Pass
Patterson Companies, Inc.	PDCO	Declassify the Board of Directors	10-Sep-12	For	For	F+A+AB	99.8	99.7	86.2	Pass
Century Aluminum Company	CENX	Declassify the Board of Directors	18-Sep-12	For	For	Outstanding	99.8	95.1	71.5	Pass
Smithfield Foods, Inc.	SFD	Declassify the Board of Directors	19-Sep-12	For	For	F+A	99.7	99.4	80.4	Pass
Buckeye Technologies Inc.	BKI	Declassify the Board of Directors	23-Oct-12	For	For	F+A+AB	99.9	99.7	89.5	Pass
DeVry Inc.	DV	Declassify the Board of Directors	7-Nov-12	For	For	Outstanding	100	99.9	84.8	Pass
KLA-Tencor Corporation	KLAC	Declassify the Board of Directors	7-Nov-12	For	For	Outstanding	99.8	99.7	80.9	Pass
JDS Uniphase Corporation	JDSU	Declassify the Board of Directors	14-Nov-12	For	For	Outstanding	99.5	99.4	68.1	Pass
Average							98.7	98.3	78.1	

Danzig, Allen @ CORP - HQ

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 7:12 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, To respond I have seen a number of management opposition statements regarding this topic and have never seen the reason that you have put forth. Its only a precatory proposal and it is not assured of a majority vote.
John Chevedden

Danzig, Allen @ CORP - HQ

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 03, 2012 9:08 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, To respond to the company issue it is believed that most shareholder proposals need less of a vote to pass than certain management proposals.
Sincerely,
John Chevedden

Danzig, Allen @ CORP - HQ

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 07, 2012 1:03 PM
To: Danzig, Allen @ CORP - HQ
Subject: Rule 14a-8 Proposal (LLL)

Mr. Danzig, For background this shows an agreement that I made with another company.
Sincerely,
John Chevedden

Thank you for forwarding this information:

Item 5.03
Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On February 14, 2012, our board of directors amended our amended and restated bylaws to provide that the bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of holders of a majority of the shares entitled to vote (and not at least two-thirds (2/3) of the shares entitled to vote, as the bylaws provided prior to amendment) at any annual meeting of stockholders or at any special meeting of stockholders at which notice of the meeting included a statement or description of the proposed amendment, repeal or adoption of new bylaws.

Based on this information I withdraw my proposal for the 2012 annual meeting.
Sincerely,
John Chevedden

Danzig, Allen @ CORP - HQ

From:	Danzig, Allen @ CORP - HQ
Sent:	Friday, December 07, 2012 2:45 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Proposal to eliminate supermajority voting
Attachments:	Proposed Amendments.pdf
Importance:	High

Dear John,

As discussed, upon acknowledgement that you are withdrawing your proposal, the Board of Directors will agree to eliminate the two-thirds voting requirement by amending Article 5 of the Company's Certificate of Incorporation and Article 7 of the Company's Bylaws (each, as discussed below). In addition, the Board of Directors has decided to eliminate its classified board on a phase-in basis (which, as you know, is customary in declassification proposals).

As you can see from the attached mark-up of the Company's Certificate of Incorporation and Bylaws, the two-thirds voting requirement would be eliminated for all sections of the Company's Certificate of Incorporation and Bylaws except as it relates to the Board declassification solely for the phase-in period.

Please get back to me by close of business, Eastern Standard Time, with your reply.

Regards,

Al

Allen E. Danzig
Vice President
Assistant General Counsel and Assistant Secretary
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016
Direct Line 212.805.5456
allen.danzig@L-3com.com

proceeding, such advancement shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Bylaw or otherwise.

(G) For the avoidance of doubt, claimant's right to indemnification and advancement of expenses provided under this Article VI shall (i) vest at the time that such claimant becomes a director, or officer, employee or agent of the Corporation or at the time such claimant becomes a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, at the request of the Corporation and (ii) continue as to the claimant even though he may have ceased to be a director, or officer, employee or agent of the Corporation.

(H) Any amendment or modification of these Bylaws affecting a claimant's right to indemnification or the advancement of expenses provided under this Article VI shall not alter the claimant's right to indemnification or the advancement of expenses with respect to such claimant's conduct prior to the amendment or modification, without the express written consent of such claimant.

Proposed Amendment to By-laws

ARTICLE VII

AMENDMENTS

Section 7.1 Amendments. These Bylaws may be altered, amended, rescinded or repealed in whole or in part, or new Bylaws may be adopted by (i) the affirmative vote of a majority of the Board of Directors or a majority of the votes entitled to be cast by the stockholders on the matter, provided(ii) the holders of a majority in voting power of the outstanding capital stock of the Corporation, provided (in the case of any such amendment by the stockholders) that (x) the affirmative vote of two-thirds of the Board of Directors or of two-thirds of the votes entitled to be cast by the stockholders on the matter is required to amend Sections 2.5, 2.6, 3.2, 3.6, 3.7, 6.2, 6.7the holders of two-thirds of voting power of the outstanding capital stock of the Corporation is required to amend, or to adopt any provision inconsistent with, Sections 3.2 (until the Corporation's annual meeting of stockholders that is scheduled to be held in calendar year 2016) and 7.1 of the Bylaws, and provided that(y) notice of the proposed change was given in the notice of the meeting of stockholders.

SECOND: The registered office ~~and agent~~ of the Corporation ~~is~~in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 350,000,000 shares, consisting of 300,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 50,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Set forth below with respect to each class of stock of the Corporation is a statement of the voting powers and the designations, preferences, rights, qualifications, limitations and restrictions thereof:

A. Common Stock.

1. Voting Rights. Except as may otherwise be required by law, each holder of Common Stock shall have one vote in respect of each share of Common Stock held on all matters voted upon by the stockholders of the Corporation.

2. Dividends. Subject to Section B of this Article FOURTH, the holders of Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Corporation.

3. Distributions. Subject to Section B of this Article FOURTH, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them.

B. Preferred Stock. The Board of Directors of the Corporation is authorized to fix, by resolution or resolutions, the designation of each series of Preferred Stock and the voting rights, preferences as to dividends and in liquidation, conversion and other rights, qualifications, limitations and restrictions thereof and such other subjects or matters as may be fixed by resolution or resolutions of the Board of Directors under the General Corporation Law ~~of the State of Delaware~~.

FIFTH: The Board of Directors of the Corporation~~, acting by the affirmative vote of a majority of the directors then in office,~~ may alter, amend, rescind or repeal in whole or in part the Bylaws of the Corporation~~; provided, that the affirmative vote of two-thirds of the directors then in office is required to alter, amend or repeal Sections 2.5, 2.6, 3.2, 3.6, 3.7, 6.2, 6.7 and 7.1 of the Bylaws of the Corporation~~ or may adopt new Bylaws by the affirmative vote of a majority of the Board of Directors.

proposed amendment to certificate of incorporation

Exhibit B

Charter Amendments
and
Bylaw Amendments

CHARTER AMENDMENTS TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
L-3 COMMUNICATIONS HOLDINGS, INC.

FIFTH: The Board of Directors of the Corporation~~, acting by the affirmative vote of a majority of the directors then in office,~~ may alter, amend, rescind or repeal in whole or in part, the Bylaws of the Corporation~~; provided , that the affirmative vote of two-thirds of the directors then in office is required to alter, amend or repeal Sections 2.5, 2.6, 3.2, 3.6, 3.7, 6.2, 6.7 and 7.1 of the Bylaws of the Corporation~~ or may adopt new Bylaws by the affirmative vote of a majority of the Board of Directors.

SIXTH: ~~The number of directors of the Corporation shall be determined in the manner provided in the Bylaws of the Corporation. The directors are divided into three classes, each class to consist of one-third of the number of directors then constituting the Board of Directors. The term of office of those of the first class shall expire at the annual meeting next following the first election held after May 22, 1998; the term of office of those of the second class shall expire one year thereafter; and the term of office of those of the third class shall expire two years thereafter. At each annual meeting following the annual meeting at which this Bylaw shall be adopted, the directors elected shall be elected for a full term of three years to succeed those whose terms expire. Notwithstanding the foregoing, each director shall serve until his successor is duly elected and qualified, or until his resignation, removal, or death. This Article SIXTH may not be amended without the two-thirds approval of all stockholders entitled to vote on the matter.~~ Subject to the rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time exclusively by the Board of Directors of the Corporation pursuant to a resolution adopted by a majority of the Board of Directors. A director of the Corporation shall be elected to hold office until the expiration of the term for which such person is elected and until such person's successor shall be duly elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. Commencing at the annual meeting of stockholders that is scheduled to be held in calendar year 2014 (the "2014 Annual Meeting"), the directors of the Corporation shall be elected annually for terms of one year, except that any director in office at the 2014 Annual Meeting whose term expires at the annual meeting of stockholders scheduled to be held in calendar year 2015 or calendar year 2016 (a "Continuing Classified Director"), shall continue to hold office until the end of the term for which such director was elected and until such director's successor shall have been elected or qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any vacancy in the Board of Directors resulting from the death, resignation, retirement, disqualification or removal of any director or other cause, or any newly created directorship resulting from an increase in the authorized number of directors, shall be filled exclusively by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Subject to the rights of the holders of any series of Preferred Stock then outstanding with respect to any directors elected by the holders of such series, any director, or the entire Board of Directors, may be removed with or without cause by the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to elect such director, except that any Continuing Classified Director and any director appointed to fill a vacancy caused by the death, resignation, retirement, disqualification or removal of any Continuing Classified Director may be removed only for cause.

TENTH: ~~Notwithstanding the provisions of Section 228 of the General Corporation Law of the State of Delaware, the~~The stockholders of the Corporation may take action by written consent only if ~~all~~a majority of the ~~stockholders~~outstanding shares of capital stock of the Corporation entitled to vote on the matter sign such consent. ~~This Article TENTH may not be amended without the unanimous consent of all stockholders entitled to vote on the matter.~~

BYLAW AMENDMENTS TO

AMENDED AND RESTATED BYLAWS

OF

L-3 COMMUNICATIONS HOLDINGS, INC.

ARTICLE VII

AMENDMENTS

Section 7.1 Amendments. ~~These~~Except as otherwise provided by the Certificate of Incorporation or applicable law, these Bylaws may be altered, amended, rescinded or repealed in whole or in part, or new Bylaws may be adopted by (i) the affirmative vote of a majority of the Board of Directors or ~~a majority of the votes entitled to be cast by the stockholders on the matter, provided that the affirmative vote of two-thirds of the Board of Directors or of two-thirds of the votes entitled to be cast by the stockholders on the matter is required to amend Sections 2.5, 2.6, 3.2, 3.6, 3.7, 6.2, 6.7 and 7.1 of the Bylaws, and provided that~~(ii) the holders of a majority in voting power of the outstanding capital stock of the Corporation, provided that, in the case of any such amendment by the stockholders, notice of the proposed change was given in the notice of the meeting of stockholders.

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